Exhibit 99.3

(Printed on Green Paper)

THIS ELECTION FORM IS ONLY FOR USE BY HOLDERS OF OPTIONS, RSUs AND DSUs THAT WISH TO RECEIVE THE AMOUNTS THEY ARE ENTITLED TO RECEIVE UNDER THE ARRANGEMENT IN CANADIAN DOLLARS.  THIS ELECTION FORM MUST BE COMPLETED AND RETURNED TO SUMEET THIND, CORPORATE COUNSEL OF NOVADAQ (DO NOT SEND THIS ELECTION FORM TO COMPUTERSHARE TRUST COMPANY OF CANADA), ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR BEFORE COMPLETING THIS ELECTION FORM.

ELECTION FORM

TO:	Novadaq Technologies Inc. (the “Company”)
Stryker Corporation (the “Stryker”)
Stryker Canada Operations ULC (“Acquireco”)
Computershare Trust Company of Canada (the “Depositary”)

If the Arrangement involving the Company, Stryker and Acquireco is completed, holders of Options, RSUs and DSUs will automatically receive the amount to which they are entitled in U.S. dollars, less applicable withholdings.  This election form (the “Election Form”) is ONLY for use by holders of Options, RSUs and DSUs that wish to receive such amount in Canadian dollars, less applicable withholdings.

Capitalized terms used but not defined in this Election Form have the meaning set out in the management information circular (the “Information Circular”) of the Company dated July 6, 2017. Copies of the Arrangement Agreement, the Plan of Arrangement and the Information Circular are available on SEDAR under the Company’s profile at www.sedar.com or may be obtained from the Company’s website at www.novadaq.com.

By checking the box below, the undersigned holder of Options, RSUs and/or DSUs may elect prior to the Effective Time to receive payment in Canadian dollars, less applicable withholdings.

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The undersigned holder of Options, RSUs and/or DSUs wishes to receive payment of the cash amount payable to them under the Arrangement in respect of all of their Options, RSUs and/or DSUs, as applicable, in Canadian dollars based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted, less applicable withholdings.

A holder of Options, RSUs and/or DSUs who does not make an election prior to the Effective Time, will receive payment of any cash amount payable pursuant to the Arrangement in U.S. dollars, less applicable withholdings.

By checking the above box, the undersigned holder of Options, RSUs and/or DSUs acknowledges and agrees that:

1.                                      the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted, which may be the Effective Date or any later date;

2.                                      any change to the currency exchange rates of the Canadian dollar will be at the sole risk of the undersigned and none of the Company, Stryker, Acquireco or the Depositary, or their respective affiliates and successors, are responsible for such currency exchange rate fluctuations; and

3.                                      the Depositary may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Name (please print)	Signature	Date